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WE'RE FULFILLING THE GROWING GLOBAL DEMAND FOR RARE EARTH ELEMENTS AND SYNTHETIC FUELS

The world's need for Rare Earth Elements is increasing at an exponential rate. The global desire for electric cars, digital watches, high-definition TVs, and hundreds of other state-of-the-art products has driven the demand for neodymium, scandium, cerium, terbium, praseodymium, and other rare earth elements right through the roof.

Today, most Rare Earth Elements are mined in rock quarries that can extend thousands of feet below the earth's surface. But there is an overlooked resource often rich in these elements that is easily accessible. That is where Firepoint comes in. We've found an abundant resource of Rare Earth Elements literally lying on the ground.

Recent Interview with Bill Smith CEO

Firepoint Energy Launching Crowd Funding Program

We are testing the waters pursuant to Regulation Crowdfunding to assess potential investor interest in Firepoint Energy Inc. If you have an interest in investing with Firepoint Energy we are testing the water to see what interest there is for our project.
NON ACCREDITED INVESTORS may particpate in this program.

No Solicitation of Funds: "No money or other consideration is being solicited, and if sent, will not be accepted."
No Acceptance of Purchase Offers: "No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform."
Non-Binding Indications of Interest: "A person's indication of interest involves no obligation or commitment of any kind."

If intertested click the button to the right and it will take you to the crowd funding platform.

Crowd Funding

Thank you for your interest in Firepoint Energy! If you would like information about investing in Firepoint Energy, please enter your contact information below. Someone will get in touch with your shortly.

FirePoint Energy
November 22 at 6:24 PM ·

Firepoint Crowdfunding program launched. This is a soft launch to gauge the interested in the company at this time. It is open to non accredited investors as well.

We are testing the waters pursuant to Regulation Crowdfunding to assess potential investor interest in Firepoint Energy Inc.

No Solicitation of Funds: "No money or other consideration is being solicited, and if sent, will not be accepted."... See more



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Emails for Firepoint Energy Wefunder Campaign.

This is the email that was sent to newly subscribed followers before our Wefunder campaign ever went live.

Hello!

Thank you for reaching out and expressing interest in investing with Firepoint Energy! We're excited to share more about our vision and the groundbreaking work we are doing to turn waste into value.

Firepoint Energy is a Wyoming corporation headquartered in Punxsutawney, Pennsylvania. Currently, we are working on a pilot site in Tunnelton Township, Pennsylvania, focused on lithium extraction, synthetic fuel production, and environmental remediation.

This ambitious project requires initial site preparation, including creating retention ponds, rebuilding a clarifier, and clearing debris from the site. Following this, we intend to raise additional capital to acquire plasma gasifiers and other essential equipment, as well as to build a gas-to-liquids plant to support our mission of converting waste coal into valuable resources such as rare earth minerals and synthetic fuels.

An official press release disclosing details of this project is available here.

If you are an accredited investor as defined by Rule 501 of Regulation D under the Securities Act of 1933, please notify us. We will follow up in a few days with our Investor Brochure and Term Sheet. From there, we'll be happy to answer your questions and provide any additional information you need. Click here for more information about accredited investor status.

If you are a non-accredited investor, we also have investment options available for you; please reach out to us so that we can arrange a phone call with you to further discuss those opportunities.

Your partnership and support are vital to helping us transform waste coal into essential minerals and renewable energy sources.

Thank you again for your interest! We look forward to you joining us in our mission to create sustainable value.

Regards,

Ian Douglass

Chief Communications Officer

Firepoint Energy Inc.

This is the email that was sent to everyone who was already on our subscriber list on the day the Wefunder campaign finally went live.

Hello!

Just in case you missed our message from late last week, the Firepoint Energy Wefunder campaign is currently underway and presently accepting investment reservations!

If you have already made your investment reservation through the campaign as several people have, we thoroughly appreciate it and can't thank you enough. We promise to use all investments wisely to achieve the objectives that have been set by our team.

If you missed the announcement of the Wefunder campaign but managed to receive this email, then the original message may have been filtered into your spam folder. Regardless, a link to our active Wefunder campaign is available right here.

For the sake of clearing up a source of confusion that has prompted questions from a few people, you are *not* required to be an accredited investor in order to place an investment reservation in a company through Wefunder, so *please* don't allow the definition of an accredited investor to deter you from placing an investment reservation with us through Wefunder if you desire to do so.

Thanks again for everything, and we will keep you apprised of our status as the Wefunder campaign progresses.

Thank you!

Ian Douglass

Chief Communications Officer

Firepoint Energy Inc.

This is the investor email that went out to everyone who subscribed to us AFTER the Wefunder campaign was already up and running.

Hello!

Thank you for reaching out and expressing interest in investing with Firepoint Energy! We're excited to share more about our vision and the groundbreaking work we are doing to turn waste into value.

Firepoint Energy is a Wyoming corporation headquartered in Punxsutawney, Pennsylvania. Currently, we are working on a pilot site in Tunnelton Township, Pennsylvania, focused on lithium extraction, synthetic fuel production, and environmental remediation.

This ambitious project requires initial site preparation, including creating retention ponds, rebuilding a clarifier, and clearing debris from the site. Following this, we intend to raise additional capital to acquire plasma gasifiers and other essential equipment, as well as to build a gas-to-liquids plant to support our mission of converting waste coal into valuable resources such as rare earth minerals and synthetic fuels.

An official press release disclosing details of this project is available here.

If you are an accredited investor as defined by Rule 501 of Regulation D under the Securities Act of 1933, please notify us. We will follow up in a few days with our Investor Brochure and Term Sheet. From there, we'll be happy to answer your questions and provide any additional information you need. Click here for more information about accredited investor status.

If you are a non-accredited investor, we also have investment options available for you. In fact, we have an active crowdfunding campaign presently underway through Wefunder, with many perks attached to investment reservations made through that funding mechanism.

We also have other funding options available, so please reach out to us so that we can arrange a phone call with you to further discuss those opportunities.

Your partnership and support are vital to helping us transform waste coal into essential minerals and renewable energy sources.

Thank you again for your interest! We look forward to you joining us in our mission to create sustainable value.

Regards,

Ian Douglass
Chief Communications Officer
Firepoint Energy Inc.

67 followers

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Bill Smith • You

President / CEO at Firepoint Energy

1w •

Firepoint Energy has just launched a crowdfunding program. We are testing the waters pursuant to Regulation Crowdfunding to assess potential investor interest in Firepoint Energy Inc.

No Solicitation of Funds: "No money or other consideration is being solicited, and if sent, will not be accepted."

No Acceptance of Purchase Offers: "No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform."

Non-Binding Indications of Interest: "A person's indication of interest involves no obligation or commitment of any kind."

https://lnkd.in/ep2XS_pd

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AI

Invest in Firepoint Energy Inc: Firepoint Energy develops sites containing rare earth elements while...

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Firepoint Energy ✔
@FirepointEnergy

Firepoint Energy Inc Crowdfunding Launch!

We are testing the waters pursuant to Regulation Crowdfunding to assess potential investor interest in Firepoint Energy Inc. If you have an interest in investing with Firepoint Energy we are testing the water to see what interest, there is for our project.
NON ACCREDITED INVESTORS may participate in this program.

No Solicitation of Funds: "No money or other consideration is being solicited, and if sent, will not be accepted."

No Acceptance of Purchase Offers: "No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform."

Non-Binding Indications of Interest: "A person's indication of interest involves no obligation or commitment of any kind."

If interested, click the link below and it will take you to the crowd funding platform.

wefunder.com/firepointenerg...



6:42 PM · Nov 22, 2024 · **832** Views







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